JER INVESTORS TRUST INC.

1650 TYSONS BOULEVARD

SUITE 1600

MCLEAN, VA 22102

May 16, 2005

Rochelle K. Plesset

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549-0506

Email: plessetr@sec.gov

Re:    JER Investors Trust Inc. - Basis for ‘40 Act Exclusion

Dear Rochelle:

We look forward to our meeting with you and your colleagues. In advance of our discussions, we thought that it may be helpful for us to set forth some additional information that we believe is relevant in concluding that the classes of commercial mortgage backed securities (“CMBS”) in which we invest are in the aggregate “qualifying real estate assets” under section 3(c)(5)(C) of the Investment Company Act of 1940. Overall, you will note that through the rights vested in us under the relevant agreements, we are an operating company that exercises significant control and discretion over the real estate collateral that secure the CMBS whole loan pools, including the right to foreclose. We are not passive investors in securities.

Under typical pooling and servicing agreements (“PSA”) that set forth the rights and obligations of the various bond holders and other constituents in a CMBS issue, the “Controlling Class” is defined as the most subordinate class of certificates then outstanding. This means that on the date the offering is initially completed, the Controlling Class is generally the non-rated (or “NR”) bonds, i.e., the tranche that will initially absorb the first losses. However, should the value of the NR class erode by more than 75% of its initial face amount, the “Controlling Class” rights of the NR bonds are automatically transferred to the next more senior class - in most cases the single B tranche.

This self-executing mechanism is built into PSAs so that the classes of bonds that are then “at risk” for loss have the control and discretion necessary to protect their interest, including the rights of foreclosure of the underlying real estate collateral. Therefore, if and when necessary, the rights as a “Controlling Class” are fully available to all classes of bonds at risk for loss, including the B, the BB and BBB tranches without additional actions or approvals by the original issuer, the trustee or any other class or classes of bonds.

This transfer of the “Controlling Class” rights from one class to the next is not just a theoretical possibility. In practice, the “Controlling Class” rights are often conveyed from the NR class to the single B and from the single B to the BB bonds as losses are suffered by the NR and the single B classes, respectively. In fact, when evaluating subordinate bonds, JER Investors Trust and its competitors assume and build in significant principal losses to the subordinate classes.

Rochelle K. Plesset, Esq.

May 16, 2005

That is why the NR and B classes are generally purchased at significant discounts to face value. In general, NR classes are acquired at less than 40% of face value and B classes for 65% of face value.

In order to assure itself that it will be able to exercise the rights of a lienholder, JER Investors Trust generally acquires and retains 100% of the NR, the B and the BB classes and may also acquire all or a portion of the BBB class as well. We believe that where JER Investors Trust holds a majority interest in the class that at the time is the Controlling Class, all the interests held by it in that issuance of CMBS are “qualifying real estate assets.”

Section 3(c)(5)(C) provides a statutory exclusion for companies engaged primarily in the business of acquiring “mortgages and other liens on and interests in real estate.” The statute neither requires nor precludes acquiring mortgage notes, participations, mortgage-backed securities or any other instrument. The question is simply whether the company in question effectively has the rights of a mortgage lienholder. Once it has such rights, it is not relevant under Section 3(c)(5)(C) whether it owns a 5%, 50% or 75% interest in the obligations that are secured by the mortgage lien. The lien protects all of its interests in the secured obligations, wherever those interests stand in the seniority hierarchy. Thus, in the pertinent no-action letters (MGIC, North West Ohio, Baton Rouge, for example), the requestor did not specify and the staff did not think it significant to inquire whether the interest retained by the requestor was junior, senior or pari passu to the interests being sold. We have found no statement by the staff suggesting or implying that holding the lien only protects the portion of the obligation through which the holder obtained the lien. That would defy both economic and legal reality since the company acquires the lien for the purpose of protecting its entire interest in the secured obligations, not just a narrow slice.

You have questioned whether our view is inconsistent with the line of no-action letters (often referred to as the whole pool / partial pool line of letters) in which the staff has concluded that holding only a portion of the interests in certain mortgage-backed securities or similar structures amounts to holding interests in a company that invests in real estate interests rather than holding interests in real estate, and, that accordingly such securities are not “qualifying real estate assets” for purposes of Section 3(c)(5)(C). We believe the whole pool / partial pool line of letters is inapposite and irrelevant to our business. These letters all arose in the context of structures in which no investor holds the mortgage lien and the question is one of when the economic interest of the investor is sufficient to conclude that the investor effectively holds the lien. The answer provided by the staff is that the investor must hold 100% of the interests sold to investors. Thus, where GNMA or one of the federal mortgage entities, rather than any investor, controls the right of foreclosure, a holder of 100% of the interests sold by GNMA, etc. with respect to the particular pool of mortgages in question holds “qualifying real estate assets” even if, as is commonly the case, GNMA or the institution that originated the mortgage retains a participation. That is not our situation.

If, as we believe Section 3(c)(5)(C) requires, we focus on what the mortgage lien protects, we believe the only answer that is logical or consistent with the statutory provision is that the mortgage lien protects whatever interest in the obligations secured by the lien the holder of such lien holds. If the lienholder also holds the entire interest in the principal and interest of the loan secured by the mortgage lien, no one would question that the lienholder holds “qualifying real estate assets.” If the lienholder then sells a 50% interest in the loan but continues to hold the lien, there is no basis on which to change the analysis. If the lienholder instead splits the loan into 10 participations, each more senior than the last and sells five of them, retaining the other five, again, there is still no basis on which to change the analysis so long as the lienholder continues to hold the lien. And the same is true whether the lienholder sells off the five most senior, the

Rochelle K. Plesset, Esq.

May 16, 2005

five most junior or the first, third, fifth, seventh and ninth most junior participations. By holding more than just the discrete class in which the foreclosure rights happen to be embedded, the lienholder simply owns more of the mortgage. We do not see how that should cause the lienholder to lose the protections of Section 3(c)(5)(C).

It would, of course, be possible to draft CMBS documents so that the Controlling Class equals whatever classes are held by the owner of the rights to control foreclosure. The documentation has not developed this way because, frankly, no one in the industry thought the legal analysis under Section 3(c)(5)(C) would differ from economic reality and the function of the mortgage lien. For the staff to now conclude that the mortgage lien protects only some narrow slice of the mortgage note and not the lienholder as a whole would essentially reverse twenty years of industry practice based on the MGIC line of no action letters. Such a reading would be, furthermore, inconsistent with the plain thrust of the statute and without basis in any relevant no-action position.

For the reasons outlined above, JER Investors Trust believes that, so long as it continues to hold a majority of the “Controlling Class,” that the aggregate of the classes of CMBS acquired are “qualifying real estate assets.” We will bring with us documentation supporting the information outlined above to our meeting. We look forward to seeing you on Tuesday. Please do not hesitate to call any one of us should you have any questions or need any additional information.

Sincerely,

JER INVESTORS TRUST INC.

By:	/s/ Keith Belcher
Keith Belcher
Vice Chairman and Executive Vice President
(703) 714-8022

By:	/s/ Tae-Sik Yoon
Tae-Sik Yoon
Executive Vice President
(703) 714-8094

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